EXHIBIT 2.2

JV INTERESTS PURCHASE AGREEMENT

by and among

REALOGY SERVICES VENTURE PARTNER LLC

PHH BROKER PARTNER CORPORATION

and

PHH CORPORATION

Dated as of February 15, 2017

i

VI. TERMINATION	15
6.1. Termination of Agreement	15
6.2. Effect of Termination	15

VII. MISCELLANEOUS	16
7.1. Amendment and Waivers	16
7.2. Survival	16
7.3. Expenses	16
7.4. Governing Law; Jurisdiction	16
7.5. Notices	17
7.6. Counterparts; Facsimile Signatures	18
7.7. Entire Agreement; Third Party Beneficiaries	18
7.8. Specific Performance	19
7.9. WAIVER OF JURY TRIAL	19
7.10. Severability	19
7.11. Waiver of Conflicts Regarding Representation; Non-Assertion of Attorney Client Privilege	20
7.12. Assignment	20
7.13. Damages	20
7.14. PHH Guaranty of Buyer Obligations	20

VIII. DEFINITIONS; INTERPRETATION	21
8.1. Cross References	21
8.2. Certain Defined Terms	22
8.3. Other Definitional and Interpretative Provisions	27

EXHIBITS

Exhibit A                                                                       Form of Termination Agreement

ii

JV INTERESTS PURCHASE AGREEMENT

THIS JV INTERESTS PURCHASE AGREEMENT (this “Agreement”) is made and entered into and effective as of the 15th day of February, 2017 by and among Realogy Services Venture Partner LLC, a Delaware limited liability company (“Seller”), PHH Broker Partner Corporation, a Maryland corporation (“Buyer”), and PHH Corporation, a Maryland corporation (“PHH”, and together with Buyer, the “PHH Parties”).  Each of Seller, Buyer and PHH is referred to as a “Party” and, collectively, the “Parties”.

RECITALS

A.                                    Seller owns 49.9% of the outstanding common interests (the “JV Interests”) in PHH Home Loans, LLC, a Delaware limited liability company (“HL”), and Buyer owns 50.1% of the outstanding JV Interests in HL;

B.                                    Upon the terms and subject to the conditions set forth herein, Seller desires to sell, and Buyer desires to purchase, all of the JV Interests owned by Seller (the “Purchased Interests”); and

C.                                    Contemporaneously with the execution of this Agreement, Guaranteed Rate Affinity, LLC, a Delaware limited liability company (“New JV”), HL and PHH, are entering into an Asset Purchase Agreement (the “Asset Purchase Agreement”) pursuant to which HL will sell and assign, and New JV will purchase and assume, certain assets and liabilities of HL, upon the terms and subject to the conditions set forth in the Asset Purchase Agreement (the “Asset Sales”).

NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants, promises and agreements set forth herein and the Asset Purchase Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

I.  PURCHASE AND SALE

1.1.  Purchase and Sale.  Upon the terms and subject to the conditions of this Agreement, at the Closing, Seller will sell, assign, transfer, convey and deliver to Buyer, and Buyer will purchase and acquire, the Purchased Interests.

1.2.  Consideration.  Upon the terms and subject to the conditions of this Agreement, Buyer will, in consideration for the purchase of the Purchased Interests, (a) cause HL to distribute Seller’s pro rata portion of the Distributable Cash in accordance with Section 1.4 and (b) at the Closing, pay or cause to be paid to Seller an amount in cash equal to 49.9% of (x) the Book Equity of HL as of the Closing Date minus (y) the amount of HL’s Mortgage Loans held for sale as of the Closing Date (the “Closing Purchase Price”). On the day that is the 135th day (or, if such day is not a Business Day, the next Business Day) following the Final Closing Date (as defined in the Asset Purchase Agreement) (such date, the “Adjustment Date”), Buyer shall pay to Seller an additional amount in cash equal to (i) 49.9% of the Book Equity of HL as of the Closing Date minus (ii) the amount paid to Seller on the Closing Date pursuant to the first sentence of this Section 1.2 (the “Post-Closing Adjustment Price”). The amounts payable pursuant to the two preceding sentences are referred to as the “Purchase Price.”

1.3.  Closing.  (a) The closing of the Transactions (the “Closing”) will take place by electronic or physical exchange of documents on the 90th day (or, if such day is not a Business Day, the next Business Day) following the Final Closing Date (as defined in the Asset Purchase Agreement), assuming all the conditions to the Closing set forth in Article V are satisfied or, if permissible under applicable Law, waived (other than conditions which by their nature can be satisfied only at the Closing but subject to the satisfaction or waiver thereof) at such time (the “Closing Date”), unless another date is agreed to in writing by all of the Parties (it being understood, however, that time is of essence with respect to the Closing and that the Parties will use their respective reasonable best efforts to cause the Closing to occur as soon as practicable after satisfaction or waiver of the conditions to the Closing).  Notwithstanding the foregoing, for Tax and accounting purposes, the Closing will be deemed to occur and be effective as of 12:00:01 a.m. (New York City time) on the Closing Date (the “Effective Time”).

(b)                     Deliveries by Seller.  Upon the terms and subject to the conditions of this Agreement, at the Closing, Seller will deliver, or cause to be delivered, to the PHH Parties, the following:

(i)                                     certificates representing the Purchased Interests (to the extent issued), together with transfer power duly executed in blank;

(ii)                                  a certificate of non-foreign status from Seller, properly completed and duly executed in accordance with Treasury Regulations Section 1.1445-2(b)(2);

(iii)                               the Termination Agreement, duly executed by Seller and its Affiliates party thereto; and

(iv)                              the certificate contemplated by Section 5.3(c).

(c)                      Deliveries by the PHH Parties.  Upon the terms and subject to the conditions of this Agreement, at the Closing, the PHH Parties will deliver, or cause to be delivered, to Seller, the following:

(i)                                     the Closing Purchase Price by wire transfer of immediately available funds to an account designated by Seller prior to the Closing Date;

(ii)                                  the Termination Agreement, duly executed by Buyer and its Affiliates party thereto;  and

(iii)                               the certificate contemplated by Section 5.2(c).

(d)                     On the Adjustment Date, the PHH Parties will deliver, or cause to be delivered to Seller the Post-Closing Adjustment Price by wire transfer of immediately available funds to an account designated by Seller prior to the Closing Date.  In the event that there is a dispute between the Parties as to the amount or calculation of the Post-Closing Adjustment Price, Buyer and Seller shall cooperate in good faith to resolve such dispute as soon as practicable; provided that, if Buyer and Seller are unable to reach agreement within three Business Days following the Adjustment Date, Buyer and Seller shall promptly thereafter jointly retain a nationally recognized and independent accounting firm, who shall not have any material relationship with Buyer or Seller or any of their respective Affiliates (the “Accounting Referee”), and cause such Accounting Referee to promptly review the disputed Post-Closing Adjustment Price amount. The Accounting Referee shall deliver to Buyer and Seller, as promptly as practicable, a written report setting forth such calculation, and such report shall be final and binding upon Buyer and Seller. The amount owing shall be paid as soon as practicable after the Accounting Referee’s decision (and in any event, not later than two Business Days after the delivery of the report). The cost of such review and report shall be borne by HL as Winddown Costs.

1.4.  HL Distributions Pending the Closing.  While HL will continue to operate in the ordinary course consistent with past practice pending the Closing, during the period from the First Closing Date (as defined in the Asset Purchase Agreement) until the Closing Date, the Parties shall review HL’s Distributable Cash regularly, and in any event on a monthly basis, and the PHH Parties will cause HL to make, at such times as the Parties agree, distributions to its members on a pro rata basis, in accordance with their equity interests in HL, of such amount of Distributable Cash as the Parties may agree.  In connection with the foregoing, the PHH Parties will (a) seek in good faith to maximize the amount of Distributable Cash, subject to the on-going operational needs of HL and its Subsidiaries pending the Closing and the need to wind down the operations of HL and its Subsidiaries in a responsible manner, (b) use reasonable best efforts to monetize any remaining assets of HL and its Subsidiaries that are monetizable prior to the Closing, and (c) regularly review the foregoing with Seller.

1.5.  Withholding Rights.  Notwithstanding any other provision of this Agreement, any party making a payment under this Agreement shall be entitled to deduct and withhold from such payment any amounts required to be deducted and withheld under the Code, or any provision of any U.S. federal, state, local or foreign Tax Law; provided, however, that if any party becomes aware that any amount is required to be so withheld, it shall promptly notify the other party of any such required withholding and the parties shall cooperate with each other in good faith (including by taking all reasonable actions requested by the other party to the extent such actions would not reasonably be expected to have an adverse impact on the requested party) to minimize or eliminate such withholding Taxes.  Any amounts so withheld, to the extent paid over to the appropriate Governmental Entity, shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

II.  REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in the Seller Disclosure Letter, Seller represents and warrants to the PHH Parties as of the date of this Agreement and as of the Closing Date as follows:

2.1.  Organization; Authorization.  Seller is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, and has the requisite corporate or other organizational power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted, except where the failure to be so organized, existing and in good standing or to have such power and authority would not reasonably be expected to, individually or in the aggregate, prevent or materially delay or impair the ability of Seller to consummate the Transactions.

2.2.  Authorization of Transaction.  Seller has the requisite corporate power to execute and deliver this Agreement and each of the Transaction Documents and to perform its obligations hereunder.  The execution, delivery and performance by Seller of this Agreement and the other Transaction Documents, and the consummation by Seller of the Transactions, have been duly and validly authorized by the Board of Directors of Seller, and no other corporate action on the part of Seller is necessary to authorize the execution, delivery and performance by Seller of this Agreement or the other Transaction Documents and the consummation by it of the Transactions.  This Agreement has been, and the other Transaction Documents to which it is a party will be, duly executed and delivered by Seller and, assuming due and valid authorization, execution and delivery of this Agreement by the PHH Parties and the other Transaction Documents by the parties hereto and thereto, is and will (when executed and delivered) be a valid and binding obligation of Seller enforceable against it in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, reorganization, insolvency, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought ((i) and (ii) collectively, the “General Enforceability Exceptions”).

2.3.  Consents and Approvals; No Violations.  (a) The execution, delivery and performance of this Agreement or any Transaction Document by Seller does not and will not (i) conflict with or violate the articles of incorporation, by-laws or similar organizational document of Seller, (ii) assuming all consents, approvals and authorizations contemplated by clauses (i) through (iii) of subsection (b) of this Section have been obtained, and all filings described in such clauses have been made, conflict with or violate any Law or Order applicable to Seller or by which any of its properties are bound, or (iii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default) or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, any material Contract of Seller, except, in the case of clauses (ii) and (iii), for any such conflict, violation, breach, default, loss, termination, cancellation, amendment or acceleration or other occurrence which would not reasonably be expected to, individually or in the aggregate, prevent or materially delay or materially impair the ability of Seller to consummate the Transactions.

(b)                     The execution, delivery and performance of this Agreement by Seller and the consummation of the Transactions by Seller do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Entity, except for (i) applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations promulgated thereunder, (ii) filings required by the applicable state and federal Governmental Entities with regulatory authority over Seller as described in Section 2.3(b)(ii) of the Seller Disclosure Letter, and (iii) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not reasonably expected to have, individually or in the aggregate, prevent or materially delay or impair the ability of Seller to consummate the Transactions.

2.4.  Purchased Interests.  Seller has good and valid title to the Purchased Interests, free and clear of all Encumbrances, other than restrictions on transfer imposed by applicable securities Laws or under any Existing HL Agreement.  Except for this Agreement and any Existing HL Agreement, the Purchased Interests are not subject to any voting trust agreement or any other Contract restricting or otherwise relating to the voting, dividend rights or disposition of the Purchased Interests.  Except for the limitations in any Existing HL Agreement, Seller has complete and unrestricted power and the unqualified rights to sell, convey, transfer, assign and deliver the Purchased Interests, and upon the consummation of the Transactions, Buyer will acquire good and valid title to the Purchased Interests, free and clear of all Encumbrances, other than restrictions on transfer imposed by applicable securities Laws or under any Existing HL Agreement and other than Encumbrances imposed on the Purchased Interests by Buyer or its Affiliates.

2.5.  Litigation.  As of the date of this Agreement, (a) there are no Actions pending or, to the Knowledge of Seller, threatened in writing against Seller in respect of HL or the JV Interests which would reasonably be expected to, individually or in the aggregate, prevent or materially delay or impair the ability of Seller to consummate the Transactions, and (b) Seller is not a party or subject to, or in default under, any Order in respect of the JV Interests which would reasonably be expected to, individually or in the aggregate, prevent or materially delay or impair the ability of Seller to consummate the Transactions.

2.6.  Broker’s Fees.  Seller has not employed any other broker, investment banker, financial advisor or other Person who would have a valid claim for a fee or commission from the Panther Parties in connection with the Transactions.

2.7.  No Other Representations or Warranties.  Except for the representations and warranties made by Seller in this Article II, none of Seller, any of its Affiliates or any other Person makes any representations or warranties on behalf of Seller or any of its Affiliates.

III.  REPRESENTATIONS AND WARRANTIES OF THE PHH PARTIES

Except as set forth in the PHH Disclosure Letter, each PHH Party represents and warrants to Seller as of the date of this Agreement and as of the Closing Date as follows:

3.1.  Organization.  Each of the PHH Parties is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization or formation, and has the requisite corporate or other organizational power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted, except where the failure to be so organized, existing and in good standing or to have such power and authority would not reasonably be expected to, individually or in the aggregate, prevent or materially delay or impair the ability of any PHH Party to consummate the Transactions.

3.2.  Authorization of Transaction.  Each of the PHH Parties has the requisite corporate power to execute and deliver this Agreement and each of the other Transaction Documents to which it is a party and to perform its obligations hereunder and thereunder.  The execution, delivery and performance by each PHH Party of this Agreement and the other Transaction Documents to which it is a party, and the consummation by each of them of the Transactions, have been duly and validly authorized by the board of directors or equivalent governing body of the PHH Party, and no other corporate action on the part of any PHH Party is necessary to authorize the execution, delivery and performance by such PHH Party of this Agreement or the other Transaction Documents to which it is a party and the consummation by it of the Transactions.  This Agreement has been, and the other Transaction Documents to which it is a party will be, duly executed and delivered by each PHH Party thereto and, assuming due and valid authorization, execution and delivery of this Agreement by Seller and the other Transaction Documents by the parties thereto, is and will (when executed and delivered) be a valid and binding obligation of each PHH Party hereto or thereto, enforceable against such PHH Party in accordance with its terms, subject to the General Enforceability Exceptions.

3.3.  Consents and Approvals; No Violations.  (a) The execution, delivery and performance of this Agreement or any Transaction Document to which a PHH Party is a party does not and will not (i) conflict with or violate the articles of incorporation, by-laws or similar organizational document of any PHH Party, (ii) assuming that all consents, approvals and authorizations contemplated by clauses (i) through (iii) of subsection (b) of this Section have been obtained, and all filings described in such clauses have been made, conflict with or violate any Law or Order applicable to any PHH Party, or by which any of its properties are bound, or (iii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default) or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, any Contract to which any PHH Party is a party or by which their respective properties are bound, except, in the case of clauses (ii) and (iii), for any such conflict, violation, breach, default, loss, termination, cancellation, amendment or acceleration or other occurrence which would not reasonably be expected to, individually or in the aggregate, prevent or materially delay or materially impair the ability of such PHH Party to consummate the Transactions.

(b)                     The execution, delivery and performance of this Agreement by each PHH Party, and the consummation of the Transactions by each PHH Party does not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Entity, except for (i) applicable requirements of (1) the Exchange Act and the rules and regulations promulgated thereunder, and (2) the New York Stock Exchange, (ii) filings required by the applicable state and federal Governmental Entities with regulatory authority over the PHH Parties as described in Section 3.3(b)(ii) of the PHH Disclosure Letter, and (iii) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not reasonably expected to, individually or in the aggregate, prevent or materially delay or materially impair the ability of any PHH Party to consummate the Transactions.

3.4.  Litigation.  As of the date of this Agreement, (a) there are no Actions pending or, to the Knowledge of PHH, threatened in writing against any PHH Party, (b) no PHH Party is a party to or subject to or in default under any Order, except, in the case of clauses (a) and (b), for any such Action or Order which would not reasonably be expected to, individually or in the aggregate, prevent or materially delay or materially impair the ability of such PHH Party, to consummate the Transactions, and (c) no PHH Party is a party or subject to, or in default under, any Order which would reasonably be expected to, individually or in the aggregate, prevent or materially delay or materially impair the ability of such PHH Party to consummate the Transactions.

3.5.  Brokers’ Fees.  With the exception of fees and expenses payable to Credit Suisse Securities (USA) LLC and J.P. Morgan Securities, LLC, which will be the PHH Parties’ sole responsibility, the PHH Parties have not employed any other broker, investment banker, financial advisor or other Person who would have a valid claim for a fee or commission from Seller in connection with the Transactions.

3.6.  Solvency.  Immediately before and immediately after giving effect to the Transactions contemplated hereby and the transactions contemplated by the Asset Purchase Agreement and assuming satisfaction of the conditions to the PHH Parties’ obligations to consummate the Transactions as set forth in Article V, each of the PHH Parties is and will be Solvent.  No transfer of property is being made and no obligation is being incurred in connection with the Transactions contemplated hereby or transactions contemplated by the Asset Purchase Agreement, with the intent to hinder, delay or defraud either present or future creditors of any PHH Party.  In connection with the Transactions contemplated hereby and the transactions contemplated by the Asset Purchase Agreement, no PHH Party has incurred, nor plans to incur, debts beyond its ability to pay as they become absolute and matured.

3.7.  Acknowledgement of the PHH Parties.  Each of the PHH Parties acknowledges that it has not relied on any representation, warranty or other statement by any Person on behalf of Seller or any of its Affiliates, other than the representations and warranties of Seller expressly contained in Article II.

3.8. No Agreement with Galaxy. The PHH Parties have not entered into any contract, arrangement or understanding with Galaxy or its Affiliates relating to the Transactions and the transactions contemplated by the Asset Purchase Agreement other than the Asset Purchase Agreement and the agreements and documents referenced therein, and the PHH Parties agree that they will not enter into any contract, arrangement or understanding with Galaxy or its Affiliates prior to the first anniversary of the date of this Agreement without the prior written consent of Seller or its ultimate parent entity.

3.9.  No Other Representations or Warranties.  Except for the representations and warranties made by Buyer in this Article III, none of Buyer, any of its Affiliates or any other Person makes any representations or warranties pursuant to this Agreement on behalf of Buyer or any of its Affiliates.

IV.  COVENANTS

4.1.  Taxes.  (a) Notwithstanding anything in this Agreement to the contrary, fifty percent (50%) of all Transfer Taxes shall be borne by each of Seller and Buyer.  Seller shall prepare and timely file (or cause to be prepared and timely filed) when due all Tax Returns required to be filed in respect of Transfer Taxes and remit (or cause to be remitted) to the applicable taxing authorities the Transfer Taxes shown to be due in respect of such Tax Returns, and shall provide Buyer proof of such payment.  Buyer will reimburse Seller fifty percent (50%) of the amount of any such Transfer Tax within thirty (30) days of Seller’s written demand therefor.  Buyer will cooperate with Seller as reasonably requested with respect to the preparation and filing of such Tax Returns.

(b)                     No later than sixty (60) days after the Closing Date, PHH will provide to Seller, New JV and HL a statement (a “Tax Allocation Statement”) specifying the allocation of the Purchase Price and the Asset Purchase Price (and other relevant amounts) among the assets of HL for U.S. federal income tax purposes.  The Tax Allocation Statement will be prepared in accordance with applicable Law and the principles of Section 1060 of the Code and the Treasury Regulations promulgated thereunder.  If Seller disagrees with the Tax Allocation Statement, Seller may, within thirty (30) days after delivery of the Tax Allocation Statement, deliver a notice (the “Seller Allocation Notice”) to PHH to such effect, specifying those items as to which Seller disagrees and setting forth Seller’s proposed allocation.  If the Seller Allocation Notice is duly delivered, PHH and Seller shall, during the twenty (20) days following such delivery, use commercially reasonable efforts to reach agreement on the disputed items or amounts.  If PHH and Seller are unable to reach such agreement, they shall promptly thereafter cause a mutually acceptable internationally recognized independent accounting firm (the “Accounting Firm”) to resolve any remaining disputes.  PHH, on the one hand, and Seller, on the other hand, will each bear fifty percent (50%) of the costs and expenses of the Accounting Firm.  The Tax Allocation Statement, as it may be adjusted pursuant to any agreement between PHH and Seller or as determined by the Accounting Firm, shall be the “Final Tax Allocation Statement”.

(c)                      The Parties, New JV, HL and their respective Affiliates agree to treat, for U.S. federal (and applicable U.S. state and local) income tax purposes, (i) the Asset

Sales and the Transactions, together, as sales of partnership interests from Buyer to Guaranteed Rate, Inc. (“GRI”) (and not as sales of the assets of HL), resulting in a technical termination of HL and a close of the partnership taxable year of HL on the Closing Date pursuant to Section 708(b)(1)(B) of the Code and (ii) any cash distributions by HL to Seller in connection with the Transactions as distributions by a partnership to a partner described in Section 731 of the Code. The Parties, New JV, HL and their respective Affiliates shall cooperate as reasonably requested of each other with respect to the tax reporting of the positions set forth in this Section 4.1(c).

(d)                     None of the Parties, New JV, HL or their respective Affiliates will, in each case except as required by applicable Law, (i) file any Tax Return on a basis inconsistent with the Final Tax Allocation Statement described in Section 4.1(b) or the tax treatment described in Section 4.1(c) or (ii) take any position in any Tax audit or other proceeding inconsistent with the Final Tax Allocation Statement described in Section 4.1(b) or the tax treatment described in Section 4.1(c).

4.2.  Reasonable Best Efforts.  (a) Subject to the terms and conditions of this Agreement, prior to the Closing, each of the Parties will use their respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable under any applicable Law to consummate and make effective in the most expeditious manner possible the Transactions, including (i) the preparation and filing of all forms, registrations and notices required to be filed to consummate the Transactions, (ii) the satisfaction of the conditions to consummating the Transactions, (iii) taking all reasonable actions necessary to obtain (and to cooperate with each other in obtaining) any consent, authorization, Order or approval of, or any exemption by, any Governmental Entity (which actions will include furnishing all information required in connection with approvals of or filings with any Governmental Entity ) required to be obtained or made by any Party or any of their respective Subsidiaries in connection with the Transactions or the taking of any action contemplated by this Agreement, (iv) taking all reasonable actions necessary to obtain applicable consents, waivers or approvals of any third parties, (v) defending any Actions, whether judicial or administrative, challenging this Agreement or the performance of the obligations hereunder or thereunder, and (vi) the execution and delivery of any additional instruments, documents and waivers necessary to consummate the Transactions and to fully carry out the purposes of this Agreement.  Each Party will use all reasonable best efforts to fulfill all conditions precedent to the Closing and will not take any action after the date of this Agreement that would reasonably be expected to materially delay the obtaining of, or result in not obtaining, any consent, authorization, Order or approval of, or exemption by, any Governmental Entity necessary to be obtained prior to Closing.  Notwithstanding anything to the contrary in this Agreement, in no event will Seller or the PHH Parties, or any of their respective Affiliates be required to make any payments, incur any Liability or offer or grant any accommodation (financial or otherwise) to any Governmental Entity or any other Person in connection with actions contemplated by this Section 4.2.

(b)                     Prior to the Closing, each Party will promptly consult with the other Parties with respect to, provide any necessary information with respect to (and, in the case of correspondence, provide the other Parties (or their respective counsel) copies of), all filings made by such Party with any Governmental Entity or any other information supplied by such Party to, or correspondence with, a Governmental Entity in connection with this Agreement and the Transactions.  Each Party will promptly inform the other Parties of any material communication from any Governmental Entity regarding any of the Transactions.  If any Party or its Representative receives a request for additional information or documentary material from any Governmental Entity with respect to the Transactions, such Party will use reasonable best efforts to make, or cause to be made, promptly and after consultation with the other Party, an appropriate response in compliance with such request.

(c)                      Each of the Parties will use all reasonable best efforts to resolve such objections, if any, as may be asserted by any Governmental Entity with respect to the Transactions.  In connection therewith, if any Action is instituted (or threatened to be instituted) challenging any of the Transactions as violative of any applicable Law or otherwise seeking to prevent or interfere with the consummation of the Transactions, each of the Parties will cooperate and use all reasonable best efforts to vigorously contest and resist any such Action, and to have vacated, lifted, reversed, or overturned any decree, judgment, injunction or other Order whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents, or restricts consummation of the Transactions, including by vigorously pursuing all available avenues of administrative and judicial appeal.  Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 4.2 will limit the right of any Party hereto to terminate this Agreement pursuant to Section 6.1, so long as such Party hereto has, up to the time of termination, complied with its obligations under this Section 4.2.

4.3.  Publicity.  The initial press release or portion thereof to the extent pertaining to this Agreement and the Transactions will be substantially in the form previously agreed by the PHH Parties and Seller and thereafter none of the Parties or any of their respective Affiliates will issue or cause the publication of any press release or other announcement with respect to this Agreement or the Transactions without the prior consultation of the other Parties and giving the other Parties the opportunity to review and comment on such press release or other announcement; provided, however, that no prior consultation with, review by or consent from any Party will be required with respect to any press release or other public statement or portions thereof to the extent relating to the plans, expectations or prospects of a Party following the consummation of the Transactions; provided, further, that this Section 4.3 will not apply to any release or public statement as a Party determines to be required by applicable Law, by any listing agreement with or rules of any applicable national securities exchange, trading market or listing authority, or as may be requested by a Governmental Entity.

4.4.  Confidentiality.  Except as otherwise permitted under Section 4.3, each of Seller, the PHH Parties and their respective Representatives will treat all nonpublic information relating to the other Parties obtained in connection with this

Agreement and the Transactions as confidential in accordance with the terms of the confidentiality provisions of the Existing HL Agreements, which provisions are hereby incorporated by reference and will continue in full force and effect.  If this Agreement is, for any reason, terminated prior to the Closing, any such confidentiality agreements or obligations will continue in full force and effect, pursuant to Section 6.2 hereof in accordance with their terms.

4.5.  Indemnification.

(a)                     Obligations of the PHH Parties.  From and after the Closing, the PHH Parties shall jointly and severally indemnify, defend and hold harmless the Seller Indemnified Parties in respect of:

(i)                                     100% of any and all Damages suffered, incurred or sustained by any of them resulting from, arising out of or relating to any of the matters set forth on Section 4.5(a)(i) of the PHH Disclosure Letter, and

(ii)                                  50.1% of (A) any and all Damages suffered, incurred or sustained by any of them resulting from, arising out of or relating to the ownership or operation of HL prior to the Closing, to the extent that such matter is not covered by clause (i) above, and (B) the Winddown Costs.

(b)                     Obligations of Seller.  From and after the Closing, Seller shall indemnify, defend and hold harmless the PHH Indemnified Parties in respect of 49.9% of (A) any and all Damages suffered, incurred or sustained by any of them resulting from, arising out of or relating to the ownership or operation of HL prior to the Closing, to the extent that such matter is not covered by clause (i) of Section 4.5(a), (B) the matters set forth on Section 4.5(a)(i) of the Seller Disclosure Letter, and (C) the Winddown Costs; provided that the foregoing will not limit or otherwise affect the indemnification obligations of the PHH Parties under any Existing HL Agreements.

(c)                      Letter of Credit.  In connection with (i) the matters set forth on Section 4.5(c) of the PHH Disclosure Letter or (ii) other pending or threatened Actions for which Seller or its Affiliates may have joint and several liability with HL or its Affiliates (collectively, the “Specified Actions”), PHH shall provide Seller at the Closing, at PHH’s expense, a standby letter of credit from a nationally recognized banking institution reasonably acceptable to Seller in an amount not less than the amount required pursuant to Section 4.5(c) of the PHH Disclosure Letter, in form and substance reasonably satisfactory to Seller, which letter of credit shall be for the benefit of the Seller Indemnified Parties and shall provide for payment to the Seller Indemnified Parties of their Damages in the event that the PHH Parties are obligated to make a payment, but fail to make such payment, to a Seller Indemnified Party for Damages in respect of the indemnification provided in Section 4.5(a). For the avoidance of doubt, (i) the provision of such a letter of credit shall in no event relieve the PHH Parties of their indemnification obligations hereunder and shall not result in a cap on their Liabilities with respect thereto and (ii) reductions in the letter of credit shall be managed as set forth in Section 4.5(c) of the PHH Disclosure Letter.

(d)                     Procedures For Third Party Claims.  Each Person seeking indemnification under this Article IV (the “Indemnified Party”) shall give prompt notice to the Person from whom indemnification is sought (the “Indemnifying Party”) of the assertion of any claim or the commencement of any Action by any third party (“Third Party Claim”), provided, however, that the failure to give such notification will not affect the indemnification provided hereunder unless the Indemnifying Party is materially prejudiced by such failure, and then only to the extent of such prejudice. Upon receipt of such notice of a Third Party Claim, the Indemnifying Party will have the right to assume the defense of such Third Party Claim using counsel of its choice reasonably satisfactory to the Indemnified Party; provided, however, that the Indemnifying Party will obtain the prior written consent of the Indemnified Party (which may not be unreasonably withheld, delayed or conditioned) before entering into any settlement or compromise of such Third Party Claim or permit a default or consent to entry of any judgment. Notwithstanding the foregoing, consent of the Indemnified Party shall not be required for any such settlement if (i) the sole relief provided is monetary damages that are paid in full by any Indemnifying Party, and (ii) the settlement includes an unconditional release of such Indemnified Party and its Affiliates from all Liability relating to claims that are the subject matter of the Third Party Claim and does not include any statement as to or any admission of fault, culpability or failure to act by or on behalf of any Indemnified Party or its Affiliates. In the event the Indemnified Party reasonably concludes that there may be legal defenses available to it that are different from or in addition to those available to the Indemnifying Party, or there is otherwise an actual or potential conflict of interest between the Indemnified Party and the Indemnifying Party, the Indemnified Party will have the right, at the Indemnifying Party’s reasonable expense, to select separate counsel and to otherwise separately defend itself but will not consent to the entry of a judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnifying Party, which consent will not be unreasonably withheld. With respect to any Third Party Claim subject to indemnification under this Agreement, the Indemnified Party agrees to cooperate and cause its Affiliates to cooperate in good faith with the Indemnifying Party in connection with the defense of such Third Party Claim.

(e)                      Procedures for Direct Claims.  In the event an Indemnified Party has a claim for indemnity under Section 4.5(a) or Section 4.5(b) against an Indemnifying Party that does not involve a Third Party Claim, the Indemnified Party agrees to give prompt notice in writing, and as promptly as practicable, of such claim to the Indemnifying Party, which notice shall in no event be delivered to the Indemnifying Party later than 30 days after the Indemnified Party first learns of the facts on which such claim is based (such 30 day period, the “Notice Period”).  Such notice shall set forth in reasonable detail such claim and the basis for indemnification and the amount of such Damages incurred or that such Indemnified Party reasonably estimates in good faith is likely to be incurred in connection with such claim (taking into account the information then available to the Indemnified Party).  The failure to notify the Indemnifying Party as promptly as practicable within the Notice Period shall not relieve the Indemnifying Party of its obligations hereunder, except to the extent that such failure shall have actually and adversely prejudiced the Indemnifying Party.

4.6.  Waiver of Certain Provisions under the Existing HL Agreements.  Each Party hereby waives any obligation or provision of any Existing HL Agreement that would otherwise prevent, limit or restrict any Party or its Affiliates from entering into or consummating any transactions contemplated under this Agreement, the Asset Purchase Agreement or the operating agreement of the New JV with GRI; provided that such waiver will terminate automatically if either this Agreement or the Asset Purchase Agreement is terminated for any reason.

4.7.  Existing HL Agreements.  The Parties hereby agree and acknowledge that all indemnification provisions under the Existing HL Agreements shall survive and shall remain in full force and effect prior to and after the Closing.

4.8.  Management Services Agreement.  With respect to the fees payable by HL to PHH Mortgage Corporation (“PMC”) under the Management Services Agreement, the Parties hereby agree that, commencing with the First Closing (as defined in the Asset Purchase Agreement), the fixed and variable charges and fees paid thereunder shall be as set forth in Section 4.8 of the PHH Disclosure Letter; provided, however, that (1) if the period between any two Closings (as defined in the Asset Purchase Agreement) is greater than one month, the fee specified to apply for the earlier of the two Closings shall continue to apply, (2) subject to clause (1), if the Closing occurs in the middle of a month, the average of the applicable charges and fees will be paid, and (3) notwithstanding clauses (1) and (2), the fixed charges for Other G&A and Sales Management & Other Direct Support charges will be adjusted based on when those employees and resources are actually transitioned to the New JV.  For the avoidance of doubt, the monthly Mt. Laurel rent charge will continue to be paid as well through the Final Closing Date.

V.  CONDITIONS

5.1.  Conditions to Obligations of Each Party.  The respective obligation of each Party to effect the Closing will be subject to the satisfaction or waiver of each of the following conditions:

(a)       Asset Purchase Agreement. Each of the APA Closings shall have occurred.

(b)       No Injunctions or Restraints.  No Law, entered, enacted, promulgated, enforced or issued by any Governmental Entity (collectively, “Restraints”) shall be in effect preventing the consummation of any of the Transactions; provided, however, that a Party may not assert that this condition has not been satisfied unless such Party shall have used its reasonable best efforts to prevent the entry of any such Restraints and to appeal as promptly as possible any such Restraints that may be entered to the extent required by and subject to Section 4.5.

5.2.  Conditions to Obligations of Seller.  The obligation of Seller to effect the Closing is further subject to the satisfaction, or waiver (to the extent permitted by Law) by Seller, of the following conditions:

(a)       Representations and Warranties.  The representations and warranties of the PHH Parties set forth in Article III of this Agreement shall be true and correct in all respects both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made only as of a specific date, in which case such representation and warranty shall be so true and correct as of such specified date), except in the case of any representation and warranty (other than the representations and warranties set forth in Section 3.6) where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, would not reasonably be expected to prevent or materially delay or impair the ability of the PHH Parties to consummate the Transactions.

(b)       Performance of Obligations of the PHH Parties.  The PHH Parties shall have in all material respects performed or complied with the covenants and agreements contained in this Agreement to be performed or complied with by it prior to or on the Closing Date.

(c)       Officer’s Certificate.  Buyer shall have furnished Seller with a certificate dated the Closing Date signed on its behalf by a senior executive officer to the effect that the conditions set forth in Sections 5.2(a) and 5.2(b) have been satisfied.

(d)       Closing Deliverables.  Each of the Closing deliverables contemplated by Sections 1.3(c) shall have been delivered by the PHH Parties.

5.3.  Conditions to Obligations of the PHH Parties.  The obligation of the PHH Parties to effect the Closing is further subject to the satisfaction, or waiver (to the extent permitted by Law) by Seller, of the following conditions:

(a)       Representations and Warranties.  The representations and warranties of Seller set forth in Article II of this Agreement shall be true and correct in all respects both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made only as of a specific date, in which case such representation and warranty shall be so true and correct as of such specified date), except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, would not reasonably be expected to prevent or materially delay or impair the ability of Seller to consummate the Transactions.

(b)       Performance of Obligations of Seller.  Seller shall have in all material respects performed or complied with the covenants and agreements contained in this Agreement to be performed or complied with by it prior to or on the Closing Date.

(c)       Officer’s Certificate.  Seller shall have furnished the PHH Parties with a certificate dated the Closing Date signed on its behalf by a senior executive officer to the effect that the conditions set forth in Sections 5.3(a) and 5.3(b) have been satisfied.

(d)       Closing Deliverables.  Each of the Closing deliverables contemplated by Section 1.3(b) shall have been delivered by Seller.

5.4.  Frustration of Closing Conditions.  None of the Parties may rely on the failure of any condition set forth in Section 5.1, 5.2 or 5.3, as the case may be, to be satisfied to excuse it from its obligation to effect the Closing if such failure was caused by such Party’s failure to comply with its obligations to consummate the Transactions to the extent required by this Agreement.

VI.  TERMINATION

6.1.  Termination of Agreement.  This Agreement may be terminated at any time prior to the Closing Date in the following circumstances:

(a)       by mutual written consent of the Parties;

(b)       by Seller upon the occurrence of those circumstances set forth in Section 6.1(b) of the Asset Purchase Agreement which would have provided New JV the right to terminate the Asset Purchase Agreement; or

(c)       automatically in the event that the Asset Purchase Agreement is terminated in accordance with its terms.

6.2.  Effect of Termination.

(a)       If this Agreement is terminated pursuant to Section 6.1, this Agreement will become void and of no effect with no Liability on the part of any Party (or any stockholder, director, officer, employee or Representative of such Party) to the other Party hereto; provided, however, that (a) the provisions of Section 4.3, Section 4.4, this Section 6.2, Article VII and Article VIII hereof will survive such termination, (b) subject to Section 6.2(b), the Existing HL Agreements will remain in full force and effect unless otherwise amended or terminated pursuant to their respective terms, and (c) no Party will be relieved or released from Liability for Damages of any kind, including consequential Damages and any other Damages (whether or not communicated or contemplated at the time of execution of this Agreement) arising out of, any deliberate material breach of any of its covenants contained in this Agreement (it being understood that the failure of the Parties to effect the Closing when required under the terms of the Agreement will constitute a deliberate material breach regardless of the circumstances), and the aggrieved Party(ies) will be entitled to all rights and remedies available at Law or in equity.  No Party claiming that such breach occurred will have any duty or otherwise be obligated to mitigate any such damages.

(b)       Upon termination of the Asset Purchase Agreement under any of the circumstances specified under Section 6.2(c) thereof, Buyer shall, automatically and without any further action of the Parties, be deemed to have immediately, irrevocably and unconditionally waived (i) the requirement that Seller have given a “Two-Year Termination Notice” to Buyer prior to exercising Seller’s rights under Section 8.4 of the HL Operating Agreement, and Seller shall have the right to put its interests in HL for Fair Market Value, without any waiting period (to the same extent as if the Two-Year Termination Notice had been provided and the two-year waiting period had already expired) and (ii) any provision or restriction under the HL Operating Agreement that would otherwise limit or restrict Seller or its Affiliates from entering into any joint venture, directly or indirectly, with any third party (including Galaxy).

VII.  MISCELLANEOUS

7.1.  Amendment and Waivers.  Subject to applicable Law, this Agreement may be amended by the Parties hereto by action taken or authorized by or on behalf of their respective boards of directors, at any time prior to the Closing Date.  This Agreement may not be amended except by an instrument in writing signed by the Parties.  At any time prior to the Effective Time, any Party may (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties by the other Party contained herein or in any document delivered pursuant hereto, and (c) subject to the requirements of applicable Law, waive compliance by another Party with any of the agreements or conditions contained herein.  Any such extension or waiver will be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby.  The failure of any Party to assert any of its rights under this Agreement or otherwise will not constitute a waiver of such rights.

7.2.  Survival.  (a) None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement will survive after the Closing.

(b)       All covenants and agreements contained herein which by their terms are to be performed in whole or in part, or which prohibit actions, subsequent to the Closing Date, will survive the Closing in accordance with their terms.  All other covenants and agreements contained herein will not survive the Closing and will thereupon terminate.

7.3.  Expenses.  Except as otherwise expressly provided herein, all fees, costs and expenses (including all legal, accounting, broker, finder or investment banker fees) incurred in connection with this Agreement and the Transactions are to be paid by the Party incurring such fees, costs and expenses.

7.4.  Governing Law; Jurisdiction.  (a) This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the Transactions, will be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of the Laws of another jurisdiction.

(b)       Any Action based upon, arising out of or related to this Agreement or the Transactions will be brought in a Delaware state court or the United States District Court for the District of Delaware, and each of the Parties irrevocably submits to the exclusive jurisdiction of each such court in any such action, suit or proceeding, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the action, suit or proceeding will be heard and determined only in any such court, and agrees not to bring any action, suit or proceeding arising out of or relating to this Agreement or the Transactions in any other court.  Nothing herein contained will be deemed to affect the right of any Party to serve process in any manner permitted by Law or to commence legal proceedings or otherwise proceed against any other Party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 7.4(b).

7.5.  Notices.  Any and all notices or other communications or deliveries required or permitted to be provided hereunder will be in writing and sent by facsimile, by electronic mail, by nationally recognized overnight courier service or by registered mail and will be deemed given and effective on the earliest of (a) the date of transmission, if such notice or communication is delivered via electronic mail at the email address specified in this Section 7.5 or facsimile at the facsimile telephone number specified in this Section 7.5, in either case, prior to 5:00 p.m. (New York City time) on a Business Day and, in each case, a copy is sent on such Business Day by nationally recognized overnight courier service, (b) the Business Day after the date of transmission, if such notice or communication is delivered via electronic mail at the email address specified in this Section 7.5 or facsimile at the facsimile telephone number specified in this Section 7.5, in each case, later than 5:00 p.m. (New York City time) on any date and earlier than 12 midnight (New York City time) on the following date and a copy is sent no later than such date by nationally recognized overnight courier service, (c) when received, if sent by nationally recognized overnight courier service (other than in the cases of clauses (a) and (b) above), or (d) upon actual receipt by the Party to whom such notice is required to be given if sent by registered mail.  The address for such notices and communications will be as follows.

If to Seller

c/o Realogy Holdings Corp.
175 Park Avenue
Madison, New Jersey 07940
Attention: General Counsel
Facsimile No.: 973-407-6685

with copies (which will not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036-6522
Attention: Thomas W. Greenberg, Esq.
Email: Thomas.greenberg@skadden.com
Facsimile No.: 917-777-7886

If to the PHH Parties, to:

c/o PHH Corporation
3000 Leadenhall Road
Mt. Laurel, NJ 08054
Attention: General Counsel
Facsimile No.: 856-917-7295

with copies (which will not constitute notice) to:

Jones Day
250 Vesey Street
New York, New York 10281
Attention: Jeffrey Symons
Email: jsymons@jonesday.com
Facsimile No.: (212) 755-7306

7.6.  Counterparts; Facsimile Signatures.  This Agreement may be executed in two or more counterparts, all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed by each of the Parties and delivered to each of the other Parties.  For purposes of this Agreement, facsimile signatures will be deemed originals, and the Parties agree to exchange original signatures as promptly as possible if request by a Party.

7.7.  Entire Agreement; Third Party Beneficiaries.  This Agreement (including the Seller Disclosure Letter and the PHH Disclosure Letter), the other Transaction Documents, the Asset Purchase Agreement and the agreements referenced therein, and any confidentiality agreement or obligation between the Parties under the Existing HL Agreements (a) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter of this Agreement and (b) except for the Indemnified Parties under Article IV, is not intended to and will not confer upon any Person other than the Parties to this Agreement, and their permitted assigns any rights, benefits or remedies of any nature whatsoever.  The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties.  Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with the terms of this Agreement without notice or Liability to any other Person.  The representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties and may be qualified by certain disclosures not reflected in the text of this Agreement.  Accordingly, Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

7.8.  Specific Performance.  The Parties hereto agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any Party does not perform its obligations under this Agreement (including failing to take such actions as are required of it hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions.  The Parties acknowledge and agree that (a) each Party will be entitled to an injunction, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, without proof of damages, prior to the valid termination of this Agreement in accordance with Section 6.1, this being in addition to any other remedy to which they are entitled under this Agreement,  and (b) the right of specific enforcement is an integral part of the Transactions and without that right, no Party would have entered into this Agreement.  Each Party agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other Party has an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity.  Each Party acknowledges and agrees that any Party entitled to an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 7.8 will not be required to provide any bond or other security in connection with any such injunction and any Party against whom such injunction is entered expressly waives any bond or security in connection therewith.

7.9.  WAIVER OF JURY TRIAL.  EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN THE PARTIES HERETO  ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS.

7.10.  Severability.  Any term or provision of this Agreement that is held by a court of competent jurisdiction or other Governmental Entity to be invalid, void or unenforceable in any situation in any jurisdiction will not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.  If the final judgment of a court of competent jurisdiction or other Governmental Entity declares that any term or provision of this Agreement is invalid, void or unenforceable, the Parties will negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible and the Parties agree that the court making such determination will have the power to reduce the scope, duration, area or applicability of the term or provision, to delete specific words or phrases or to replace any invalid, void or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision.

7.11.  Waiver of Conflicts Regarding Representation; Non-Assertion of Attorney Client Privilege.  Each of the PHH Parties waives and will not assert, and agrees to cause its Affiliates to waive and to not assert, any conflict of interest arising out of or relating to any representation, before or after the Closing, of Seller or any of its Affiliate, or any of their respective officers, employees, directors or managers, in any matter involving this Agreement, or any other agreements or transactions contemplated hereby or thereby (including any litigation, arbitration, mediation or other proceeding), by any legal counsel (including Skadden, Arps, Slate, Meagher & Flom LLP) that has represented any such

Party prior the Closing.  Each of the PHH Parties waives and will not assert, and agrees to cause its Affiliates to waive and to not assert, any attorney-client privilege with respect to any communication occurring on or prior to the Closing between any legal counsel and Seller or any of its Affiliate, or any of their respective officers, employees, directors and managers, it being the intention of the Parties that all such rights to such attorney-client privilege and to control such attorney-client privilege will be retained by Seller, its Affiliates, and their respective officers, employees, directors or managers.

7.12.  Assignment.  This Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns.  Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned or delegated, by operation of Law or otherwise, by Seller without the prior written consent of the PHH Parties.

7.13.  Damages.  No Party or any of its current, former or future Representatives or Affiliates shall be liable for any special, punitive, consequential, indirect or exemplary damages, diminution in value, lost profits or similar items arising out of or in connection with any breach of a post-Closing obligation under this Agreement, provided, however, that such limitation will not be applicable with respect to (a) any Damages paid to a third party in connection with a third party claim, (b) any Damages that are imposed by a Governmental Entity in connection with a breach of applicable Law, or (c) indemnification rights under any Existing HL Agreement or this Agreement.

7.14.  PHH Guaranty of Buyer Obligations.  (a)  PHH guarantees, absolutely and unconditionally and as a primary obligation (and not as surety only) that Buyer shall fully, completely and timely pay and perform all of its obligations and liabilities described in this Agreement and the Termination Agreement, in each case, strictly in accordance with the terms hereof and thereof (the “Guaranteed Obligations”). If Buyer fails or refuses to pay or perform any such obligations and liabilities, PHH shall, without any notice or demand whatsoever, immediately pay or perform such obligations, as applicable. PHH agrees that this guarantee constitutes a guaranty of payment when due and not of collection. PHH hereby expressly waives (to the fullest extent permitted by Law) diligence, presentment, demand of payment, protest and, to the extent permitted by Law, all notices whatsoever (except as otherwise required to be provided to Buyer hereunder), and any requirement that any Party exhaust any right, power or remedy or proceed against Buyer under this Agreement or the Termination Agreement.

(b)           Notwithstanding anything to the contrary in this Agreement, Seller acknowledges and agrees that (i) to the extent that Buyer is relieved of any of the Guaranteed Obligations, PHH and its Subsidiaries shall be similarly relieved of their corresponding obligations under this Agreement, and (ii) PHH may assert, as a defense to, or release or discharge of, any obligation of such Party under this Agreement, any claim, defense or release that Buyer could assert against Seller under the Asset Purchase Agreement or the Termination Agreement, as the case may be.

(c)           This Section 7.14 shall terminate upon the earlier of (i) the full payment and performance of the Guaranteed Obligations or (ii) the termination of this Agreement pursuant to Section 6.1.

VIII.  DEFINITIONS; INTERPRETATION

8.1.  Cross References.  Each of the following terms is defined in the section set forth opposite such term:

Accounting Firm	4.1(b)
Accounting Referee	1.3(d)
Adjustment Date	1.2
Agreement	Preamble
Asset Purchase Agreement	Recitals
Asset Sales	Recitals
Buyer	Preamble
Closing	1.3
Closing Date	1.3
Effective Time	1.3
Exchange Act	2.3(b)
Final Tax Allocation Statement	4.1(b)
General Enforceability Exceptions	2.2
GRI	4.1(c)
Guaranteed Obligations	7.14
HL	Recitals
HL Operating Agreement	8.2
Indemnified Party	4.5(d)
Indemnifying Party	4.5(d)
JV Interests	Recitals
New JV	Recitals
Notice Period	4.5(e)
Parties	Preamble
Party	Preamble
PHH	Preamble
PHH Parties	Preamble
PMC	4.8
Purchase Price	1.2
Purchased Interests	Recitals
Restraints	5.1(b)
Seller	Preamble
Seller Allocation Notice	4.1(b)
Tax Allocation Statement	4.1(b)
Termination Date	8.2
Third Expert	8.2
Third Party Claim	4.5(d)

Valuation Expert(s)	8.2

8.2.  Certain Defined Terms.  The following terms will have the meanings set forth below for purposes of this Agreement when used herein with initial capital letters:

“Action” means any legal, administrative, judicial, arbitral or other claim, action, suit or similar proceeding by or before any Governmental Entity or regulatory investigation of any nature.

“Affiliate” has the meaning set forth in Rule 12b-2 of the Exchange Act, provided, however, that in no event shall HL be considered to be an Affiliate of Seller or its Affiliates.

“APA Closings” means each of the closings contemplated by the Asset Purchase Agreement.

“Asset Purchase Price” means the “Purchase Price” (as defined in the Asset Purchase Agreement) for certain assets and liabilities of HL pursuant to the Asset Purchase Agreement.

“Book Equity” means the consolidated book value of the assets minus liabilities of HL.

“Business Day” means any day other than a Saturday, Sunday or a day on which banks in New York, New York are authorized or obligated by Law to close.

“Code” means the Internal Revenue Code of 1986, as amended.

“Contract” means any agreement, lease, sublease, license, contract, note, bond, mortgage, promissory note, indenture, instrument, deed of trust, franchise, concession, arrangement, obligation or other legally binding commitment, arrangement or undertaking (whether written or oral).

“Damages” means all losses, damages, payments, costs, suits, actions, liabilities, obligations, fines, penalties, charges, and expenses (including amounts paid in connection with any assessments, judgments or settlements relating thereto, and out-of-pocket expenses and reasonable attorneys’ fees and expenses reasonably incurred in defending against or participating in any Actions or  in connection with participating in any Actions or enforcing indemnification claims pursuant to this Agreement).

“Distributable Cash” means all cash and cash equivalents held by HL, including (i) all proceeds received by HL under the Asset Purchase Agreement, (ii) all proceeds from mortgages held by HL for sale and (iii) cash realized from the reduction in HL warehouse lines, less (1) cash required to satisfy working capital requirements and minimum statutory deposits, (2) cash required to repay HL warehouse loans and (3) cash required to fund the Winddown Cost, in each case determined based on the Monthly Forecasts (as such term is defined in the HL Operating Agreement) prepared by the Managing Member in accordance with the HL Operating Agreement.

“Encumbrance” means any security interest, pledge, mortgage, lien, charge, hypothecation, option to purchase or lease or otherwise acquire any interest, conditional sales agreement, adverse claim of ownership or use, title defect, easement, right of way, or other encumbrance of any kind.

“Existing HL Agreements” means (i) Amended and Restated Limited Liability Company Operating Agreement of HL, dated January 31, 2005, as amended by Amendment No. 1 to Operating Agreement, dated May 12, 2005, and by Amendment No. 2 to Operating Agreement, dated March 31, 2006 (the “HL Operating Agreement”) and (ii) the Strategic Relationship Agreement, dated January 31, 2005, by and among Cendant Real Estate Services Group, LLC, Cendant Real Estate Services Venture Partner, Inc., PHH Corporation, Cendant Mortgage Corporation, PHH Broker Partner Corporation and HL, as amended by Amendment No. 1 to the Strategic Relationship Agreement, dated May 12, 2005, and by the Amended and Restated Amendment No. 2 to the Strategic Relationship Agreement, dated October 21, 2015.

“Fair Market Value” means the fair market value of the interests in HL, as determined in compliance with applicable Law in accordance with the following valuation process:

(i)            each of Seller and Buyer will submit the matter to an expert capable of assessing the fair market value of the interests in HL, as determined in compliance with applicable Law (each a “Valuation Expert” and, collectively, the “Valuation Experts”) of their own choosing within 15 days of the date of termination of this Agreement in circumstances giving rise to the application of Section 6.2(b) hereof (such date, the “Termination Date”);

(ii)           as soon thereafter as reasonably practicable, the Valuation Experts shall issue their determination of the fair market value of the interests in HL as of the Termination Date, as determined in compliance with applicable Law, understanding and taking into consideration all relevant facts and circumstances, including the consequences of exercising the Two-Year Put (as defined in the HL Operating Agreement); provided that if any Party’s Valuation Expert has not delivered its determination of the fair market value within 90 days of the Termination Date, the determination of the fair market value of the other Party’s Valuation Expert (assuming it has delivered its determination) shall be binding on the Parties;

(iii)          if the difference between the two determinations is less than or equal to 10%, then the average of the two shall be deemed to be the determination of the fair market value of the interests in HL; and

(iv)          if the difference between the two determinations is greater than 10%, then the Valuation Experts shall select a third expert capable of assessing the fair market value of the interests in HL, as determined in compliance with applicable Law (the “Third Expert”), who shall, within 30 days of being engaged or as soon thereafter as reasonably practicable, issue its determination of the fair market value of the interests in HL as of the Termination Date, as determined in compliance with applicable Law, which shall be binding upon the Parties.

Each Party will cooperate fully with the Valuation Experts and the Third Expert, and any information provided to any such expert shall also be provided to the other experts in connection with their determinations.  Each Party shall bear all fees and expenses of its own Valuation Expert, and shall share equally the fees and expenses of the Third Expert.

“GAAP” means United States generally accepted accounting principles.

“Governmental Entity” means any governmental or regulatory (including stock exchange) body, agency, court, commission, instrumentality, authority or other legislative, executive or judicial entity.

“Knowledge of PHH “ (and similar terms and phrases) means the actual knowledge of the individuals set forth in Section 8.2(a)(i) of the PHH Disclosure Letter, after due inquiry.

“Knowledge of Seller” (and similar terms and phrases) means the actual knowledge of the individuals set forth in Section 8.2(a) of the Seller Disclosure Letter, after due inquiry.

“Law” means any applicable supranational, foreign, federal, state or local law, statute, regulation, rule, code, ordinance or order enacted, adopted, issued or promulgated by any Governmental Entity or common law or any applicable consent decree or settlement agreement imposed by, or entered into with, any Governmental Entity.

“Liabilities” means any and all debts, liabilities and obligations of any kind, nature, character or description, including any filed or threatened litigation, whether accrued or fixed, absolute or contingent, matured or unmatured, or known or unknown, including those arising under any means any Law, judgment, order, decree, statute, ordinance, rule or regulation enacted, issued or promulgated by any Governmental Entity, or action and those arising under any Contract, arrangement, commitment or undertaking, or otherwise.

“Management Services Agreement” means the Management Services Agreement, dated as of March 31, 2006, between PMC and HL.

“Managing Member” means Buyer, in its capacity as managing member of HL.

“Order” means any order, decision, ruling, charge, writ, judgment, injunction, decree, stipulation, determination, award, assessment or binding agreement issued, promulgated or entered by or with any Governmental Entity.

“Person” means any individual, general partnership, limited partnership, corporation, limited liability company, joint venture, trust, business trust, governmental agency, cooperative, association, or other entity, and the heirs, executors, administrators, legal representatives, successors and assigns of such person, as the context may require.

“PHH Disclosure Letter” means the disclosure letter of the PHH Parties referred to in, and delivered to Seller pursuant to, this Agreement.

“PHH Indemnified Parties” means collectively, the PHH Parties, any Affiliate of the PHH Parties, and any officer, director, employee, agent or representative of the PHH Parties or any Affiliate of the PHH Parties.

“Present Fair Saleable Value” means, with respect to the PHH Parties the amount that may be realized if its aggregate assets (including its goodwill) are sold as an entirety on a going concern basis with reasonable promptness in an arm’s-length transaction under present conditions for the sale of comparable business enterprises.

“Realogy” means Realogy Holdings Corp. a Delaware corporation.

“Representatives” means a Person’s officers, directors, employees, consultants, agents, financial advisors, investment bankers, attorneys, accountants and other representatives.

“Seller Disclosure Letter” means the disclosure letter of Seller referred to in, and delivered to the PHH Parties pursuant to, this Agreement.

“Seller Indemnified Parties” means collectively, Seller, any Affiliate of Seller, and any officer, director, employee, agent or representative of Seller or any Affiliate of Seller.

“Solvent” means (i) the amount of the Present Fair Saleable Value of the assets of such Person and its Subsidiaries, on a consolidated basis, will, as of such date, exceed all of its Liabilities as of such date, (ii) such Person will not have, as of such date, an unreasonably small amount of capital for the business in which it is engaged or will be engaged, and (iii) such Person will be able to pay its debts and obligations as they become due, taking into account the timing of and amounts of cash to be received by it and the timing of and amounts of cash to be payable on or in respect of its debts and obligations.

“Subsidiary” means, with respect to any Person, any corporation or other entity (i) the accounts of which would be consolidated with and into those of such Person in such Person’s consolidated financial statements if such financial statements were prepared in accordance with GAAP as of such date, (ii) such Person or any other Subsidiary of such Person is a general partner (excluding such partnerships where such Person or any Subsidiary of such Person does not have a majority of the voting interest in such partnership), or (iii) of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power or, in the case of a partnership, more than 50% of the general partnership interests or more than 50% of the profits or losses of which are, as of such date, owned, controlled or held by the applicable Person or one or more subsidiaries of such Person.

“Tax” or “Taxes” means (x) all federal, state, local and foreign income, excise, gross receipts, gross income, ad valorem, profits, gains, property, capital, sales, transfer, use, value added, payroll, employment, unemployment, workers’ compensation, severance, withholding, duties, intangibles, franchise, backup withholding and other taxes of any kind, charges, levies or like assessments in each case in the nature of a tax and imposed by a Governmental Entity, together with all penalties, and additions and interest thereto, whether disputed or not, (y) any Liability for the payment of any amounts of the type described in clause (x) as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group and (z) any Liability for the payment of any amounts as a result of being party to any tax sharing agreement or as a result of any express or implied obligation to indemnify any other Person with respect to the payment of any amounts of the type described in clause (x) or (y).

“Tax Law” means a Law that relates to Taxes.

“Tax Return” or “Tax Returns” includes all returns, reports, claims for refund and forms (including elections, attachments, declarations, disclosures, schedules, estimates and information returns) relating to Taxes, and including any amendment thereof in each case filed with a taxing authority.

“Termination Agreement” means the Termination Agreement in substantially the form attached hereto Exhibit A.

“Transaction Document” means, collectively, this Agreement and the Termination Agreement.

“Transactions” means the transactions contemplated by this Agreement.

“Transfer Tax” means any U.S. federal, state, county, local, non-U.S. and other sales, use, transfer, VAT, goods and services, conveyance, documentary transfer, stamp, recording, registration or other similar Tax (including any notarial fee) imposed in connection with, or otherwise relating to, the sale, transfer or assignment of the Purchased Interests from Seller or any of its Affiliates to Buyer or any of its Affiliates pursuant to this Agreement.

“Treasury Regulations” means the United States Treasury regulations promulgated under the Internal Revenue Code of 1986, as amended.

“Winddown Costs” means the costs and expenses incurred by HL and its Subsidiaries of winding down the operations of HL in connection with the transactions contemplated by this Agreement and the Asset Purchase Agreement, including the types of costs and expenses set forth on Section 8.2(a)(ii) of the PHH Disclosure Letter; provided that, for the avoidance of doubt, “Winddown Costs” do not include (i) either Party’s, or their Affiliates’, costs and expenses incurred in connection with the Transactions or the transactions contemplated by the Asset Purchase Agreement, including the fees and expenses of financial advisors and outside counsel, or (ii) the indemnification obligations of the PHH Parties set forth in Section 4.5(a) hereof or under the Asset Purchase Agreement.

8.3.  Other Definitional and Interpretative Provisions.  (a) The following provisions will be applied wherever appropriate herein:

(i)            “herein”, “hereby”, “hereunder”, “hereof” and other equivalent words will refer to this Agreement in its entirety and not solely to the particular portion of this Agreement in which any such word is used;

(ii)           all definitions set forth herein will be deemed applicable whether the words defined are used herein in the singular or the plural;

(iii)          wherever used herein, any pronoun or pronouns will be deemed to include both the singular and plural and to cover all genders;

(iv)          all accounting terms not specifically defined herein will be construed in accordance with GAAP;

(v)           any references herein to a particular Section, Article or Exhibit means a Section or Article of, or an Exhibit to, this Agreement unless another agreement is specified;

(vi)          all references in this Agreement to any agreement (including this Agreement), contract, statute or regulation, such references are to, except as context may otherwise require, the agreement, contract, statute or regulation as amended, modified, supplemented, restated or replaced from time to time (in the case of an agreement or contract, to the extent permitted by the terms thereof); and to any section of any statute or regulation including any successor to the section and, in the case of any statute, any rules or regulations promulgated thereunder;

(vii)         the table of contents and headings in this Agreement are for convenience of reference only, do not constitute part of this Agreement and are not intended to describe, interpret, define or limit the scope, extent, or intent of this Agreement or any provision hereof;

(viii)        “including” means “including, without limitation”;

(ix)          the word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase does not mean simply “if”;

(x)           reference to “dollars” or “$” will be deemed reference to the lawful money of the United States of America;

(xi)          all references to “days” will be to calendar days unless otherwise indicated as a “Business Day”; and

(xii)         any capitalized terms used in any Exhibit or in the Seller Disclosure Letter or the PHH Disclosure Letter but not otherwise defined therein have the meaning as defined in this Agreement.

(b)       As used in this Agreement, unless the context would require otherwise, the terms “material” or “material to Seller” and the concept of “material” nature of an effect upon Seller will be measured relative to Seller and its Subsidiaries, taken as a whole.

(c)       To the extent this Agreement requires any Party to take any action or refrain from any action, the parent entity of such Party will be deemed to be required to cause such Party to take such action or refrain from such action by this Agreement.

(d)       The Parties have participated jointly in the negotiation and drafting of this Agreement.  In the event that an ambiguity or a question of intent or interpretation arises, the entirety of this Agreement will be construed as if drafted jointly by the Parties, and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

(e)       Any language from prior drafts of this Agreement, to the extent not included in the definitive version of this Agreement executed by the Parties hereto, will not be deemed to reflect the intention of any Party hereto, or otherwise serve as parol evidence of any kind, with respect to the Transactions.

(f)        The Seller Disclosure Letter and the PHH Disclosure Letter are incorporated herein by reference and will be considered part of this Agreement.  The mere inclusion of any item in any section or subsection of either of the disclosure letters as an exception to any representation or warranty or otherwise will not be deemed to constitute an admission by Seller or the PHH Parties, as the case may be, or to otherwise imply, that any such item has had or would reasonably be expected to represents an exception or material development, fact, change, event, effect, occurrence or circumstance for the purposes of this Agreement, or that such item meets or exceeds a monetary or other threshold specified for disclosure in this Agreement.  Matters disclosed in any section or subsection of either of the disclosure letters are not necessarily limited to matters that are required by this Agreement to be disclosure herein.  Headings inserted in the sections or subsections of either of the disclosure letters are for convenience of reference only and will not have the effect of amending or changing the express terms of the sections or subsections as set forth in this Agreement.

[Remainder of Page Intentionally Left Blank.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed the day and year first above written.

REALOGY SERVICES VENTURE PARTNER LLC

By:	/s/ Anthony E. Hull
Name:	Anthony E. Hull
Title:	Executive Vice President, Chief Financial Officer, Treasurer

PHH BROKER PARTNER CORPORATION

By:	/s/ Glen A. Messina
Name:	Glen A. Messina
Title:	President

PHH CORPORATION

By:	/s/ Glen A. Messina
Name:	Glen A. Messina
Title:	President and Chief Executive Officer